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                                                              Exhibit G
                                                              ----------
UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK                               CONFORMED COPY



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In re                              :
                                                 Chapter 7
ESMARK, INC.,                      :

                                                 Case No. 95-43781 (BRL)
             Debtor.               :

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        STIPULATION FOR RELIEF FROM THE AUTOMATIC STAY; ORDER THEREON

                 Esmark, Inc., debtor in the above captioned chapter 7 case ("Esmark"), and secured creditor SunAmerica Life Insurance Company ("SunAmerica") f/k/a Sun Life Insurance Company of America, by and through their counsel of record, hereby enter into this stipulation ("Stipulation") pursuant to Federal Rule of Bankruptcy Procedure 4001(d) for an order terminating, vacating and annulling the automatic stay of 11 U.S.C. Section 362 in this case effective May 1, 1996, insofar as that stay affects in any manner the rights of SunAmerica to enforce its claims under the SunAmerica Loan Documents (defined below) and to sell by foreclose sale and recover the proceeds of the collateral securing such claims, including, without limitation, the right of SunAmerica to enforce its security interest in, sell by foreclosure sale and recover the proceeds of 2,010,000 shares of common stock of Danskin, Inc. -- which stock SunAmerica holds as collateral for Esmark's obligations under the

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SunAmerica Loan Documents.  In support of this Stipulation, Esmark and
SunAmerica hereby stipulate and agree as follows:

        The SunAmerica Loan Documents
        -----------------------------

                 A. Pursuant to a Guaranty (the "Esmark Guaranty") and Guaranty and Pledge Agreement (the "Esmark Pledge"), both dated as of September 3, 1993, Esmark guaranteed to SunAmerica the prompt payment when due of the principal of and interest on the 14% Senior Secured Bridge Notes due March 3, 1995 ("Notes") issued by Nautech, Incorporated ("Nautech"), a wholly owned subsidiary of Esmark, in the original aggregate principal amount of $14,500,000. The Notes were issued pursuant to a Notes Purchase Agreement, dated September 3, 1993, entered into by Nautech as issuer, Esmark and a number of other affiliates as guarantors, and SunAmerica as purchaser. True and correct copies of the Esmark Guaranty, the Esmark Pledge and the Notes Purchase Agreement are attached hereto as Exhibits 1, 2 and 3, respectively.

                 B. Pursuant to the Esmark Guaranty, Esmark pledged to SunAmerica as collateral security for Esmark's obligations under the SunAmerica Loan Documents, inter alia:
(i) 2,010,000 shares of common stock of Danskin, Inc. ("Danskin") (the "Danskin Stock"); and (ii) 10,000 shares of common stock of Nautech, constituting all of the issued and outstanding capital stock of Nautech (the "Nautech Stock"). SunAmerica holds valid and enforceable first priority security interests in the Danskin Stock and the Nautech Stock.

                 C. Pursuant to a Security and Pledge Agreement, dated September 3, 1993 (the "Nautech Guaranty"), and to secure Nautech's


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obligations to SunAmerica under the SunAmerica Loan Documents, Nautech pledged to SunAmerica, inter alia, 900 shares of the common stock of Fanatic Holdings, Inc. ("Fanatic") (the "Fanatic Stock"), constituting all of the shares of Fanatic owned by Nautech. A true and correct copy of the Nautech Guaranty is attached hereto as Exhibit 4.

                 D. The Notes, Notes Purchase Agreement, the Esmark Guaranty, the Esmark Pledge and the Nautech Guaranty are referred to in this Stipulation collectively as the SunAmerica Loan Documents. The SunAmerica Loan Documents and the debt and other obligations owing to SunAmerica thereunder are referred to collectively hereinafter as the Esmark Loan.

        The Prepetition Defaults and Foreclosure Sales
        ----------------------------------------------

                 E. On September 29, 1994, SunAmerica gave written notice to Esmark and Nautech of a default under the SunAmerica Loan Documents and of SunAmerica's intent to conduct a foreclosure sale of the collateral pledged to secure the obligations under the SunAmerica Loan Documents, including the foreclosure sale of the Danskin Stock and the Fanatic Stock. Pursuant to two letter agreements, SunAmerica agreed to forbear until January 30, 1995 from conducting the foreclosure sales.

                 F. Pursuant to a letter dated January 30, 1995, SunAmerica gave notice to Esmark and Nautech of its intent to conduct a foreclosure sale on March 3, 1995 of the collateral pledged by Esmark and Nautech. The sales subsequently were adjourned until April 7, 1995. On April 7, 1995, SunAmerica conducted a foreclosure sale of the Fanatic Stock and credit bid

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$2,000,000 to acquire the shares, thereby reducing the debt of Esmark to
SunAmerica in like amount.

                 G.      The Nautech Stock has no realizable value.

        The Involuntary Chapter 7 Bankruptcy Petition
        ---------------------------------------------

                 H. On April 7, 1995, an involuntary chapter 7 petition was filed against Esmark in the United States Bankruptcy Court for the Western District of Washington by several unsecured creditors of Esmark. As a result, SunAmerica was unable to sell the Danskin Stock by foreclosure sale
on April 7, 1995.    Pursuant to an order entered on August 19, 1995, venue
of the Esmark chapter 7 case was transferred to this United States Bankruptcy Court for the Southern District of New York ("Court").

        SunAmerica's Motion for Relief from the Automatic Stay
        ------------------------------------------------------

                 I. On September 12, 1995, SunAmerica petitioned the Court for relief from the automatic stay to enable SunAmerica to conclude the foreclosure sale of the Danskin stock that was stayed by the filing of the involuntary chapter 7 petition against Esmark. In response to SunAmerica's motion, Esmark asked the Court to adjourn the motion for a relatively short period of time to enable Esmark to bring to fruition its efforts to obtain investors to satisfy its creditors. A hearing on the motion was held on October 11, 1995. At the hearing, Esmark presented into evidence several offers or expressions of interest to purchase the Esmark Loan from SunAmerica. The Court denied SunAmerica's motion for relief from stay.


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        Esmark's Efforts at Raising New Financing
        -----------------------------------------

                 J. After the denial of SunAmerica's motion for relief from the stay, Sunamerica, Esmark and Derby Partners ("Derby") entered into negotiations for the sale of the Esmark Loan to Derby. Two separate agreements for the sale of the Esmark Loan to Derby were reached amongst the parties, in November 1995 and January 1996. Derby was unable, however, to close either deal.

                 K. Esmark now has agreed to consent to relief from the automatic stay effective May 1, 1996 to enable SunAmerica to enforce its remedies under the Esmark Loan, in exchange for an agreement from SunAmerica that grants to Derby an exclusive option to purchase the Esmark Loan from SunAmerica through April 30, 1996. A true and correct copy of such third agreement between Derby and SunAmerica is attached hereto as Exhibit 5. Pursuant to this new agreement, SunAmerica will sell the Esmark Loan to Derby for $9,100,000 (the "Purchase Price") on or before April 30, 1996 (the "Closing Date"). If on the Closing Date Derby does not tender the Purchase Price, it is the intent of the parties hereto that relief from stay would become effective immediately on May 1, 1996.

        Value of the Danskin Stock
        --------------------------

                 L. Based upon the per share price of the Danskin Stock as it traded in the NASDAQ market over the past 12 months, the value of SunAmerica's collateral has ranged between $6-11.5 million. The Danskin Stock secures a debt under the SunAmerica Loan Documents in the original principal amount of $14.5 million, and, with accrued interest to date, of $17.5 million.


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NOW THEREFORE, ESMARK AND SUNAMERICA HEREBY STIPULATE FOR AND PETITION THE
COURT TO APPROVE THIS STIPULATION AND ENTER AN ORDER PROVIDING AS FOLLOWS:

                 1. If on April 30, 1996, Derby has not complied with the contractual requirements for closing of the sale of the Esmark Loan from SunAmerica to Derby, including without limitation the payment of the $9,1000,000 Purchase Price, then the automatic stay provisions of 11 U.S.C.
Section 362 shall be terminated, vacated and annulled on May 1, 1996 (without the necessity of further order of the Court), insofar as such automatic stay provisions prohibit or prevent SunAmerica from enforcing its state law rights and remedies under the Esmark Loan, including without limitation the foreclosure sale of the Danskin Stock.

                 2. On May 1, 1996, SunAmerica shall be, among other things, free to take all steps available to it under applicable non-bankruptcy law to commence and complete the foreclosure sale of the Danskin Stock.

                 3. Esmark shall not, directly or indirectly, seek to block, enjoin, stay, delay, frustrate or stop SunAmerica's foreclosure sale of the Danskin Stock or the disposition of any other collateral securing the obligations to SunAmerica under the SunAmerica Loan Documents.

                 4. This Stipulation and the order approving the Stipulation shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns, including any trustee appointed in this bankruptcy case, and shall remain in full force and effect notwithstanding that this involuntary chapter 7


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case converts to a voluntary case under chapter 7 or chapter 11 of the
Bankruptcy Code.


Dated:  New York, New York
        February 15, 1996

                                           ROBINSON SILVERMAN PEARCE ARONSOHN
                                           & BERMAN



                                           By:  /s/ Susan Power Johnston
                                                -----------------------------
                                                Susan Power Johnston

                                                1290 Avenue of the Americas
                                                New York, N.Y. 10104
                                                (212) 541-2000

                                                Attorneys for Esmark, Inc.


                                           MILBANK, TWEED, HADLEY & McCLOY



                                           By:  /s/ David C. L. Frauman
                                                -----------------------------
                                                A member of the Firm

                                                David C. L. Frauman (D.F.7686)
                                                601 S. Figueroa St.,  30th Fl.
                                                Los Angeles, CA  90017
                                                (213) 892-4000

                                                Attorneys for SunAmerica Life
                                                Insurance Company




                              IT IS SO ORDERED.



Dated: March 7, 1996


                                           /s/ Burton R. Lifland
                                           ----------------------------------
                                           THE HONORABLE BURTON R. LIFLAND,
                                           CHIEF UNITED STATES BANKRUPTCY
                                           JUDGE